Exhibit (d)(xx)

June 5, 2012

WHV Investment Management

Attention: Jeffrey K. Romrell, CFA

301 Battery Street, Suite 400

San Francisco, CA 94111

Re:	Amendment to Schedule B

Dear Mr. Romrell:

This letter agreement serves to amend Schedule B (“Schedule B”) to our investment sub-advisory agreement, dated May 23, 2006, (the “Agreement”).

The amended Schedule B reflects the new breakpoints with respect to the sub-advisory fees. Amended Schedule B shall replace the existing Schedule B effective June 6, 2012.

The Agreement otherwise remains unchanged and shall continue in full force and effect.

In the space provided below, please acknowledge your agreement to the foregoing.

Very truly yours,

Charles Schwab Investment Management, Inc.

By:	/s/ Marie Chandoha
Name:	Marie Chandoha
Title:	President and Chief Executive Officer

ACKNOWLEDGED AND AGREED TO:

WHV Investment Management

By:	/s/ Pavita Fleischer
Name:	Pavita Fleischer
Title:	Chief Compliance Officer

SCHEDULE B

TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

BETWEEN

CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.

AND

WHV INVESTMENT MANAGEMENT

(formerly Wentworth, Hauser & Violich)

FEES

Fees will be accrued each day by applying to the Net Asset Value of the Managed Assets at the end of that day, the daily rate, using a 365-day year, equivalent to the applicable fee percentage set forth below (“Company Percentage”). Sub-Adviser represents and warrants that the Company Percentage will not be more than the most favorable rates (except performance or incentive fee arrangements) the Sub-Adviser will offer in the future to any other comparable client for similar services (i.e., a client for whom the Sub-Adviser manages a portfolio of similar size and type, under similar terms and conditions, and with similar commercial expectations) (a “Third Party Percentage”). The Sub-Adviser will disclose to CSIM any new and more favorable terms for similar accounts within thirty (30) business days after such new fee arrangements are established. If at any time, the Company Percentage is greater than any Third Party Percentage for similar accounts, the Company Percentage will be reduced to the lowest Third Party Percentage, including with respect to any advisory or sub-advisory agreement amended or entered into by Sub-Adviser after the effective date of this Schedule. Fees will be paid within 30 days following the end of each calendar quarter.

COMPANY PERCENTAGE

55 Basis Points on the first $250 million.

45 Basis Points above $250 million.

Effective Date of this Schedule B: June 6, 2012